UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65403 / September 27, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14453

In the Matter of	ORDER MAKING FINDINGS AND
	REVOKING REGISTRATION OF
SFH II Acquisition Corp.,	SECURITIES PURSUANT TO SECTION 12(j)
Sforza Enterprises, Inc.,	OF THE SECURITIES
Silver Star Capital Holdings, Inc.,	EXCHANGE ACT OF 1934 AS TO SILVER
Silverzipper.com, Inc.,	STAR CAPITAL HOLDINGS, INC.
Sky Scientific, Inc.,	
Skyview Holdings Corp.,	
Snake Eyes Golf Clubs, Inc. (f/k/a Golf	
Technology Holding, Inc.), and	
Soccer Concepts, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Silver Star Capital Holdings, Inc. ("Silver Star Capital" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 5, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Silver Star Capital Holdings, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Silver Star Capital (CIK No. 1412339) is an inactive Florida corporation located in Orlando, Florida. At all times relevant to this proceeding, the securities of Silver Star Capital have been registered under Exchange Act Section 12(g). As of April 27, 2011, the company's stock (symbol "SSTA") was traded on the over-the-counter markets.

2.   Silver Star Capital has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.